EXHIBIT 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Northgate Reports First Quarter Financial Results; Adjusted Net Earnings
     of $0.12 per Share

     VANCOUVER, May 1 /CNW/ - (All figures in US dollars except where noted) -
Northgate Minerals Corporation (TSX: NGX; AMEX: NXG) today reported adjusted net earnings of $29,393,000 or $0.12 per diluted common share and cash flow from operations of $15,450,000 or $0.06 per diluted common share for the first quarter of 2008. Northgate's net earnings of $20,427,000 or $0.08 per diluted common share include a one-time, non-cash mark-to-market gain of $9,836,000 arising from the settlement of the gold forward contracts of Perseverance
Corporation Ltd. ("Perseverance"), and the negative non-cash change of
$29,332,000 in the fair value of copper forward sales contracts related to future production in late 2009 and 2010. A reconciliation of net earnings to adjusted net earnings is provided under the section entitled Non-GAAP
Measures.

     <<
                         First Quarter 2008 Highlights

     -   Closed the Perseverance transaction for A$230,552,000
         (US$210,516,000) and added two additional operating mines to
         Northgate's asset portfolio.

     -   Total calendar quarterly gold production of approximately
         90,000 ounces at Northgate's three operating mines at an average net cash cost of production of $320 per ounce of gold.

     -   Kemess South produced 14.4 million pounds of copper in concentrate.

     -   A new three-year collective agreement was ratified on April 8, 2008 by the International Union of Operating Engineers Local 115,
         representing the 300 production and maintenance employees at Kemess
         South.

     -   Indicated resources underground at Young-Davidson increased by 137%.

     -   A Memorandum of Understanding ("MOU") for the development of the
         Young-Davidson mine was signed with the Matachewan First Nation.
     >>

     Ken Stowe, President and CEO, stated: "The closing of the Perseverance transaction in February has opened a new and exciting chapter in the history of Northgate. At our two new Australian mines, we are implementing aggressive plans to address the key strategic issues that we identified during our due diligence. We are very pleased that from a management perspective the integration of the new operations has gone very smoothly and we are excited to welcome over 450 dedicated employees to the Northgate family. Northgate is committed to make significant investments in operational improvements and near mine exploration at Stawell and Fosterville to increase their reserve lives and reduce their operating costs. In particular, we expect to see dramatic improvements at Fosterville during 2008 once the conversion to owner mining is completed and as a comprehensive metallurgical enhancement program identifies specific methods of significantly improving gold recoveries. Back in Canada, the Young-Davidson project continues to make excellent progress on all fronts with a preliminary assessment report due out in the second quarter of 2008 and a feasibility study scheduled for completion at the end of the year. The continued robust price environment for gold and copper bodes well for the future as we look to add more projects and mines to our company from existing platforms in Canada and Australia."

     Executive Overview

     Financial Performance

     Northgate recorded consolidated net earnings of $20,427,000 or $0.08 per diluted common share in the first quarter of 2008 compared with earnings of
$9,406,000 or $0.04 per share during the corresponding quarter of 2007. On
February 18, 2008, Northgate completed the acquisition of Perseverance; the first quarter consolidated results include the activities of Perseverance from
February 19 onwards. Per share data is based on 255,338,997 weighted average diluted number of shares outstanding in the first quarter of 2008 and
255,541,281 in the corresponding period of 2007. As of May 1, 2008, the
Corporation had 255,258,185 issued and outstanding common shares.
     The net earnings of the Corporation include a one-time, non-cash mark-to-market gain of $9,836,000 arising from the settlement of the gold forward contracts of Perseverance. The contracts were settled directly by
Perseverance after the completion of the acquisition. The net earnings also include the negative change in the fair value of the Corporation's copper hedge contracts of $29,332,000. Excluding these items, adjusted net earnings per diluted common share increase to $0.12.

     Health, Safety and Environment

     Kemess South recorded two lost time injuries during the first quarter.

     In Australia, the Stawell mine operated without any lost time incidents in the first quarter of 2008 and overall safety performance improved compared to the same period in 2007. The Fosterville mine also operated without any lost time incidents during the quarter, but there were two significant "near miss" underground incidents that were cause for concern. In order to promote a strong safety culture within the workforce at Fosterville, Northgate suspended underground mining operations for eight days shortly after assuming control of the mine. During this period, a review of safety and training procedures was completed to ensure that all members of the underground workforce had adequate safety training. In the second quarter of the year, Northgate will be conducting safety and environmental audits at both of its recently acquired
Australian mines.

     <<
     Summarized Consolidated Results

     (100% of production basis; thousands
      of US dollars, except where noted)              Q1 2008(1)      Q1 2007
     -------------------------------------------------------------------------
     Operating Data

     Gold production (ounces)                            89,601        68,110
     Gold sales (ounces)                                 61,539        66,480
     Average spot gold price - London Bullion
      Market ($ per ounce)                                  927           650
     Copper production (thousands pounds)                14,380        17,702
     Copper sales (thousands pounds)                     13,375        17,270
     Average spot copper price - London Metal
      Exchange Cash ($ per pound)                          3.54          2.69
     -------------------------------------------------------------------------

     Financial Data

     Revenue                                             86,093        74,313
     Net earnings                                        20,427         9,406
     Earnings per share
       Basic                                               0.08          0.04
       Diluted                                             0.08          0.04
     Cash flow from operations                           15,450        19,241
     Cash and cash equivalents                           52,688       278,810
     Total assets                                       715,625       530,119
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Financial data and gold sales (ounces) include the results of
         Perseverance from February 19 to March 31, 2008. Other figures are for the three month period ending March 31, 2008.

     KEMESS SOUTH MINE

     (100% of production basis; thousands
      of US dollars, except where noted)                Q1 2008       Q1 2007
     -------------------------------------------------------------------------

     Operating Data

     Ore plus waste mined (tonnes)                    8,536,638    12,082,857
     Ore mined (tonnes)                               4,766,372     5,561,033
     Stripping ratio (waste/ore)                          0.791          1.17

     Ore milled (tonnes)                              4,243,891     4,341,422
     Ore milled per day (tonnes)                         46,636        48,238

     Gold
       Grade (g/t)                                        0.522         0.677
       Recovery (%)                                          70            72
       Production (ounces)                               49,583        68,110
       Sales (ounces)                                    44,724        66,480

     Copper
       Grade (%)                                          0.182         0.214
       Recovery (%)                                          85            86
       Production (thousands pounds)                     14,380        17,702
       Sales (thousands pounds)                          13,375        17,270

     Net cash cost ($/ounce)                                105            28
     -------------------------------------------------------------------------

     Financial Data

     Revenue                                            104,016        93,245
     Cost of sales                                       49,164        46,986
     Earnings from operations                            47,039        32,391
     Cash flow from operations                           27,316         1,586
     Capital expenditures                                 1,789         2,743
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     Operational Performance

     The Kemess South mine posted gold and copper production of 49,583 ounces and 14.4 million pounds, respectively, in the first quarter of 2008. Metal production was adversely affected by a number of factors, including several unscheduled power outages by BC Hydro, which disrupted scheduled production for a total of five days in the quarter, and lower than expected gold grades.
     During the first quarter of 2008, approximately 8.5 million tonnes of ore and waste were removed from the open pit compared to 12.1 million tonnes during the corresponding quarter of 2007. Unit mining costs were Cdn$2.01 per tonne compared with Cdn$1.47 per tonne in the first quarter of 2007. The unit mining costs in the most recent quarter were significantly higher than they were in the same period last year due to the significantly lower volume of material moved, higher prices for diesel fuel and higher maintenance costs.
     Mill availability and mill throughput during the first quarter of 2008 were 89% and 46,636 tonnes per day (tpd), respectively, compared with 91%
availability and throughput of 48,238 tpd in the first quarter of 2007. The ore milled in the first quarter of 2008 had a grade of 0.522 grams per metric tonne (g/t) for gold and 0.182% for copper. Gold grades of the ore milled were
9% lower than predicted by the Kemess South reserve model, which in combination with lower than expected mill availability due to several power outages, were responsible for gold production that was 13% lower than plan and copper production that was 4% lower than plan.
     Gold and copper recoveries averaged 70% and 85%, respectively, compared with 72% and 86% in the first quarter of 2007. While gold recoveries were slightly lower than one year ago, metallurgical performance in the first quarter of 2008 was actually better than plan on the much lower grade ore that was milled.
     Metal concentrate inventory increased by 1,000 wet metric tonnes (wmt) in the first quarter of 2008 to approximately 7,000 wmt, as a result of poor railcar availability due to extreme winter conditions experienced throughout
Canada in February and March.
     The average unit cost of production at Kemess per tonne milled during the first quarter of 2008 was Cdn$13.58, including Cdn$3.18 for concentrate marketing costs, which was comprised of treatment and refining costs and transportation fees. The unit cost in the same quarter in 2007 was Cdn$13.86, which included Cdn$4.21 for marketing costs. Overall units costs have fallen due to a decline in 2008 Benchmark settlement terms throughout the world for treatment and refining costs. However, this was offset by an increase in site operating costs, which were Cdn$44.2 million in the first quarter of 2008, approximately 5% higher than the Cdn$41.9 million figure recorded in the first quarter of 2007. The increase in costs is extremely broad based with costs for energy, consumables and labour all rising. The net cash cost of production at
Kemess in the first quarter was $105 per ounce of gold compared to the $28 per ounce cash cost reported in the first quarter of 2007. The net cash cost was higher than the figure in the corresponding period last year due to the combined effects of lower gold and copper production, the stronger Canadian dollar and higher Canadian dollar denominated site costs, which were only partially offset by stronger copper prices and reductions in marketing costs.

     Financial Performance

     Revenue from the Kemess South mine in the first quarter of 2008 was
$104,016,000 compared with $93,245,000 in the corresponding period of 2007 excluding the effects of mark-to-market adjustments on Northgate's hedge books. Metal sales in the first quarter of 2008 consisted of 44,724 ounces of gold and 13.4 million pounds of copper, compared with 66,480 ounces of gold and 17.3 million pounds of copper in the first quarter of 2007. During the first quarter of 2008, the price of gold on the London Bullion Market averaged
$927 per ounce and the price of copper on the London Metal Exchange (LME)
averaged $3.54. The net realized metal prices received on sales in the first quarter of 2008 were approximately $960 per ounce of gold and $3.68 per pound of copper, compared with $579 per ounce and $3.03 per pound in the first quarter of 2007.
     The cost of sales in the first quarter of 2008 was $49,164,000, which was higher than the corresponding period last year when the cost of sales was
$46,986,000. The increase in the most recent quarter reflects the higher costs of production as well as the impact of the strengthening Canadian dollar.
     Depreciation and depletion expenses in the first quarter were $7,745,000 compared to $13,348,000 during the corresponding period of 2007. The lower depreciation and depletion expense for the most recent quarter reflects the
29% reduction in tonnes mined and is slightly offset by an increase in the amortization rate for 2008 as a result of capital expenditures in the prior year.
     Capital expenditures during the first quarter of 2008 totalled $1,789,000 compared to $2,743,000 in the corresponding period of 2007. Capital expenditures in the most recent quarter were primarily devoted to ongoing construction of the tailings dam and the purchase of new mining equipment including dewatering equipment and an excavator for the Kemess South mine.

     <<
     STAWELL GOLD MINE

     (100% of production basis; thousands
      of US dollars, except where noted)                Q1 2008       Q1 2007
     -------------------------------------------------------------------------

     Operating Data

     Ore mined (tonnes)                                 150,217       164,837
     Ore milled (tonnes)                                166,835       188,860
     Ore milled per day (tonnes)                          1,833         2,098

     Gold
       Grade (g/t)                                         5.96          6.10
       Recovery (%)                                          89            90
       Production (ounces)                               28,363        33,443
       Sales (ounces)(1)                                 12,247        32,762

     Net cash cost ($/ounce)(1)                             536           n/a
     -------------------------------------------------------------------------

     Financial Data(1)

     Revenue                                             11,739           n/a
     Cost of sales                                        7,245           n/a
     Earnings from operations                               683           n/a
     Cash flow from operations                            6,592           n/a
     Capital expenditures                                 2,622           n/a
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Financial data and gold sales (ounces) include the results of
         Perseverance from February 19 to March 31, 2008. Other figures are for the three month period ending March 31, 2008.
     >>

     The Stawell mine produced a total of 28,363 ounces of gold during the three months ended March 31, 2008. Gold production attributable to Northgate from the date of acquisition was 11,508 ounces at a net cash cost of $536 per ounce. During the quarter, gold production was 1,600 ounces higher than forecast, primarily due to significantly higher than predicted ore grades in the underground mine. Approximately 167,000 tonnes of ore at a grade of
5.96 g/t were milled in the first quarter of 2008. Gold recoveries in the mill were in line with expectation at 89%. Total operating costs from the date of acquisition were A$6,170,000 equating to an overall unit operating cost of
A$89/mt of ore milled. Mining costs were A$57/mt of ore mined and milling costs were A$29/mt of ore milled.
     Underground mine development continued in the Golden Gift (GG) production zones, GG1, GG3 and GG5L, during the quarter and the development advance totalled 1,201 metres (capital and operating). Progress was made upgrading underground ventilation systems, improving secondary egress routes to certain areas of the mine and on the conversion to emulsion explosives.

     Financial Performance

     Stawell's revenue from the date of acquisition to March 31, 2008 was
$11,739,000 based on gold sales of 12,247 ounces. The cost of sales for this period was $7,245,000 and earnings from operations were $683,000. The mine generated $6,592,000 in cash from operations from February 19, 2008 to the end of the quarter.
     Cash expenditures for Stawell include capital expenditures of $2,622,000 and exploration of $412,000. Depreciation for the period from February 19 was
$3,387,000.

     <<
     FOSTERVILLE GOLD MINE

     (100% of production basis; thousands
      of US dollars, except where noted)                Q1 2008       Q1 2007
     -------------------------------------------------------------------------

     Operating Data

     Ore mined (tonnes)                                 110,904       149,648
     Ore milled (tonnes)                                139,492       240,465
     Ore milled per day (tonnes)                          1,533         2,672

     Gold
       Grade (g/t)                                          4.3           2.9
       Recovery (%)                                          54            81
       Production (ounces)                               11,655        17,951
       Sales (ounces)(1)                                  4,568        19,691

     Net cash cost ($/ounce)(1)                           1,190           n/a
     -------------------------------------------------------------------------

     Financial Data(1)

     Revenue                                              4,398           n/a
     Cost of sales                                        6,346           n/a
     Earnings (loss) from operations                     (3,781)          n/a
     Cash flow from operations                           (1,908)          n/a
     Capital expenditures                                 2,596           n/a
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Financial data and gold sales (ounces) include the results of
         Perseverance from February 19 to March 31, 2008. Other figures are for the three month period ending March 31, 2008.
     >>

     The Fosterville mine produced 11,655 ounces of gold during the three months ended March 31, 2008. Gold production attributable to Northgate from the date of acquisition was 4,782 ounces at a net cash cost of $1,190 per ounce. Gold production at Fosterville during the quarter was negatively affected by two mining shutdown events. The first was a 10 day suspension of underground mining that began just before Christmas while the mine was still controlled by its previous owner. During this suspension, ore from surface stockpiles was milled to maintain gold production, which reduced the amount and quality of ore available for processing in January. Upon assuming control of the mine on February 19, 2008, Northgate temporarily suspended underground mining activities for a period of eight days from February 21-28, 2008 in order to facilitate a thorough review of operating procedures in the underground mine and provide additional safety training to its mining personnel. In addition to taking these steps, a number of key initiatives were put in motion to ensure the long-term success of the mine, including conversion to owner mining from contractor mining and implementation of a gold recovery enhancement program to improve overall efficiency and lower costs.
The transition to owner mining, which includes the purchase of new mining equipment, is well advanced and is expected to be completed by June 2008.
     Approximately 139,492 tonnes of ore at a grade of 4.3 g/t were milled in the first quarter of 2008. Gold recoveries in the milling circuit were well below historic levels due to the treatment of a very high proportion (60%) of stockpiled inherently lower recovery carbonaceous ores during the month of
January due to the extended shutdown of underground activities in late
December. This ore type is primarily associated with the Fosterville fault and typically makes up about 8%-10% of the ore delivered to the mill. Current and future ore sources have significantly less carbon content and recoveries had returned to normal levels by March 2008.
     Total operating costs from the date of acquisition were A$5,688,000, equating to an overall unit operating cost of $161/mt of ore milled. Mining costs were A$74/ mt of ore mined and milling costs were A$53/mt of ore milled.
     A comprehensive recovery improvement project has been initiated in order to significantly increase the 75%-80% average gold recovery levels achieved in the past. The project team includes both Northgate staff and world-renowned experts in the field. A pilot plant is expected to arrive on site in early
May, which will expedite the testing of a number of process improvements that have already been identified as having a high probability of success.
     Underground mine development at the Fosterville mine totalled
1,420 metres during the first quarter of 2008 in spite of the eight day operating shutdown. Northgate plans to spend approximately A$19,000,000 on underground mine development during 2008 in order to increase the number of working faces underground and allow the ramp-up of the processing plant to design capacity.

     Financial Performance

     Fosterville's revenue from the date of acquisition to March 31, 2008 was
$4,398,000 based on gold sales of 4,568 ounces. The cost of sales for this period was $6,346,000 and the loss from operations was $3,781,000. The mine utilized $1,908,000 in cash from operations from February 19, 2008 to the end of the quarter.
     Cash expenditures for Fosterville include capital expenditures of
$2,596,000 and exploration of $175,000. Depreciation for the quarter from
February 19 was $1,667,000.

     Exploration Update

     YOUNG-DAVIDSON

     Significant progress on all fronts was made at Young-Davidson during the first quarter. On February 6, 2008, a revised resource estimate was announced in which total indicated underground resources increased by 137% to
1.42 million ounces. Total resources on the property include 1,418,000 ounces of indicated and 440,000 ounces of inferred resources underground and a further 464,000 ounces of measured and indicated resources in the proposed open pit.
     Exploration drilling continued from surface and underground during the quarter. To date, a total of 10,353 metres of diamond drilling have been completed as part of the $5 million 2008 drilling program, which is designed to increase resources between the two main zones of mineralization at depth and move additional inferred resources into the indicated category in the
Upper Boundary zone.
     The underground ramp development continued with an additional 674 metres during the quarter. A cross cut drift was completed through the Upper Boundary zone where a 40-tonne bulk sample was extracted for grinding circuit pilot plant testing.
     On March 26, 2008, Northgate signed an MOU with the Matachewan First
Nation. The MOU outlines the framework for the negotiation of an Impact and
Benefit Agreement, which will establish the long-term working relationship between Northgate and the Matachewan First Nation during the development and operation of the mine.
     Northgate is also working on a NI 43-101 compliant Preliminary Assessment
Report, which is nearing completion and is expected to be released by the end of the second quarter of 2008.

     Figure 1: Young-Davidson Property
     (Vertical, North Looking, Longitudinal Section with Metric Grid)
     www.northgateminerals.com/Theme/Northgate/files/Releases/2008/YD_Feb08.gi
f

     STAWELL GOLD MINE

     During 2008, Northgate has allocated $7 million towards an aggressive exploration plan at Stawell in order to identify new underground resources and to convert resources to reserves through underground diamond drilling and surface exploration. Northgate recently announced very positive drill results from the Golden Gift 6 (GG6) zone at the Stawell Gold mine in a press release dated April 15, 2008 and will be completing a resource estimation for this zone in June. In addition to the drill results at GG6, Northgate is also targeting the North Magdala zone as a high priority target given its close proximity to existing mine workings (Figure 2) and the highly prospective nature of the target. The North Magdala campaign will be conducted from both surface and underground. Five to six holes will be wedged off an existing surface hole (SD622), which had an intercept of 9.4m at 8.35 g/t gold. Coupled with the recent results in GG6, the North Magdala program is expected to add significant resources and extend the present mine life at Stawell.

     Figure 2: Stawell - North Magdala Target
     (Vertical, West Looking, Longitudinal Section with Metric Grid)
     www.northgateminerals.com/Theme/Northgate/files/Releases/2008/SGM_NMag.gi
f

     FOSTERVILLE GOLD MINE

     Northgate has allocated $3 million during 2008 towards definition drilling of the Wirrawilla Zone (Figure 3), which lies about 1.5 kilometres south of the Fosterville processing facility and 800 metres south of and 500 metres above the known southern extents of the Phoenix resource.
Mineralization at Wirrawilla plunges south, averaging true widths of 3m - 5m.
The drill spacing in this zone is presently 100m north-south by 50m down plunge. Significant Wirrawilla downhole drill intercepts include:

     <<
     SPD261:    10.7m at 11.2 g/t gold
     SPD382A    6.5m at 7.9 g/t gold
     SPD379:    4.9m at 6.5 g/t gold
     >>

     The Wirrawilla area has an inferred resource of 4.6 million tonnes (at) 3.3
g/t gold for 500,000 contained ounces using a 2.0 g/t gold lower cut-off. At a higher 3.0 g/t gold cut-off, which approximates the present underground mining cut-off grade, there is 2.7 million tonnes (at) 4.1 g/t gold for 350,000 contained ounces.
     The resource definition drilling program will begin in early May and entail 5,000m of reverse circulation and 12,000m of diamond drilling to increase the drill hole density to 50m north-south and 50m down-dip.
Geotechnical and metallurgical studies will be undertaken as drilling progresses.
     On a regional basis, Northgate has begun a program to evaluate the extensive land package around the Fosterville mining lease. Within the land package, the first priority is a reconnaissance drill program at Myrtle Creek south of Fosterville, where there are extensive historic workings that have not been subject to modern exploration and diamond drill testing.

     Figure 3: Fosterville Wirrawilla Area
     www.northgateminerals.com/Theme/Northgate/files/Releases/2008/Wirrawilla.
gif

     Corporate Overview

     At March 31, 2008, Northgate had no forward gold contracts outstanding.
At March 31, 2008, forward contracts for 3,025 mt of copper related to the
December 2007 production remained outstanding at an average price of $3.30 per pound. 16,200 mt of copper forward contracts, representing approximately 100%
of Kemess South's remaining copper production for the 12 month period ended
June 2010, remained outstanding at an average price of $2.52 per pound.
     Corporate administration costs in the first quarter of 2008 were
$3,161,000 compared to $2,128,000 in the prior year quarter. The increase is due primarily to administrative expenditures in Australia of $668,000.
Canadian corporate expenditures of $2,493,000 include corporate development costs as well as ongoing compliance costs.
     Exploration costs in the first quarter of 2008 were $6,161,000 compared to $3,593,000 in the prior year quarter as a result of the increased activity in Canada in which $5,574,000 was incurred primarily at the Young-Davidson property where the advanced underground exploration program continues. A total of $587,000 was expended in Australia since February 19 to the end of the first quarter.
     Other income includes a one-time, non-cash mark-to-market gain of
$9,836,000 related to the settlement of Perseverance's gold forward contracts.
In connection with the acquisition of Perseverance, Northgate had entered into an agreement to acquire Perseverance's portfolio of gold forward contracts based on the value of the underlying forward contracts at October 30, 2007. A derivative gain was recorded to recognize the difference in the fair value of the portfolio and the settlement amount.

     Liquidity and Capital Resources

     Working Capital: At March 31, 2008, Northgate had working capital of
$35,850,000 compared with working capital of $235,739,000 at December 31,
2007. The decrease in working capital was driven primarily by the acquisition of Perseverance, which was achieved through the purchase of all ordinary shares, warrants, options and convertible securities for cash consideration.
Cash and cash equivalents at March 31, 2008 amounted to $52,688,000 compared with $266,045,000 at December 31, 2007. All cash and cash equivalents are invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers' acceptances and other highly rated short- term investment instruments.

     Investments: The Corporation continues to maintain a portion of its investments in auction rate securities ("ARS"), which are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. All ARS were rated AAA when purchased, pursuant to the Corporation's investment policy. Beginning in August 2007, a number of auctions began to fail and the
Corporation is currently holding ARS with a par value of $72,600,000, which currently lack liquidity. The Corporation's ARS investments were originally structured and marketed by a major US investment bank.
     The estimated fair value of the Corporation's ARS holdings at March 31,
2008 was $64,397,000, which reflects a $5,000,000 adjustment to the December
31, 2007 estimated fair value of $69,397,000. This adjustment was recorded into other comprehensive income as the Corporation believes this decline in value to be temporary. All of the ARS investments have continued to make regular interest payments. Further, approximately 57% of the ARS investments are insured by bond insurer institutions (monoline insurers).
     In estimating the fair value of ARS, the Corporation considered various variables, including trading levels of comparable securities markets, the
Corporation's rank within the capital structure of the individual ARS issuers, the credit circumstances of financial guarantors, and the investments and reserves held by the issuers.
     Rating agencies such as S&P, Moody's and Fitch continue to monitor the credit rating of monoline insurers. During the quarter, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions.
All of the Corporation's uninsured ARS continue to be rated AAA and Aaa, as applicable.
     The Corporation has no investments in asset backed commercial paper, mortgage backed securities or collateralized debt obligations.
     The balance of Northgate's long-term investments comprises of equity investments in publicly-listed junior mining companies. These investments are carried on the balance sheet at fair value based on quoted bid prices.
     If uncertainties in the credit and capital markets persist or Northgate experiences further downgrades on its ARS holdings, the Corporation may incur additional impairments, which may be judged to be other than temporary.
Northgate believes that based on its cash and cash equivalents balance of
$52,688,000 at March 31, 2008 and expected operating cash flows, the current liquidity issues concerning its ARS investments will not have a material impact on Northgate's ability to carry on its business.

     Acquisition of Perseverance: On February 18, 2008, Northgate completed its acquisition of Perseverance and a total of A$230,552,000 (US$210,516,000)
was paid to Perseverance securityholders. The results of Perseverance have been included in the interim consolidated financial statements from
February 19, 2008.
     In connection with the acquisition of Perseverance, the Corporation was required to pledge a cash amount of A$109,400,000 in a stand-by letter of credit ("SBLC"). A portion of the SBLC was released upon payment of the consideration for the debt instruments noted above. The funds remaining in the
SBLC at December 31, 2007 were used to settle Perseverance's gold forward contracts for A$49,317,000 (US$45,550,000) and to pledge certain performance guarantees in Australia for A$8,020,000 (US$7,434,000). At March 31, 2008,
A$100,000 remains in the SBLC to cover various administrative costs related to the acquisition.

     Short-Term Loan: In December 2007, the Corporation secured a loan from the same US investment bank, which structured and marketed Northgate's ARS investments. The proceeds of the loan have been invested in highly liquid investments, which can be accessed if needed for working capital requirements.
The loan bears interest at LIBOR plus 100 basis points and matures on June 6,
2008. At March 31, 2008, the balance of the loan including accrued interest was $45,038,000.

     Adoption of New Accounting Standards

     On January 1, 2008, the Corporation adopted the Canadian Institute of
Chartered Accountants ("CICA") Handbook Sections 1535, Capital Disclosures;
Section 3031, Inventories; Section 3862, Financial Instruments - Disclosures;
Section 3863, Financial Instruments - Presentation; and Section 1400,
Financial Statement Presentation. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

     Capital Disclosures

     Section 1535 establishes standards for disclosing information about the
Corporation's capital and how it is managed. The required disclosures with respects to capital management have been included in the notes to the interim financial statements.

     Inventories

     Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition, in certain circumstances, write-downs of inventory previously recognized may be reversed. This section also provides guidance concerning the presentation of supplies inventory, capital spares and insurance spares on the balance sheet. This section has been applied retroactively without restatement of prior year comparative amounts. Upon adoption of this standard, an adjustment to supplies inventory of $1,032,000 was recognized to reclassify significant long-term capital and insurance spares to property, plant and equipment. A related adjustment to opening retained earnings of $381,000 was recognized to adjust for additional depreciation on the spares
     Further upon adoption of this standard, the Corporation changed its valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. This change in valuation had no impact on the Corporation's financial statements.

     Financial Instruments - Presentation and Disclosure

     Section 3862, Financial Instruments - Disclosures expands on the types and nature of disclosures required with respects to an entity's use and exposure from financial instruments. Adoption of this standard resulted in more detailed disclosures in the notes to financial statements. These disclosures are included in the notes to the interim financial statements.
     Section 3863, Financial Instruments - Presentation establishes the standards for the classification of financial instruments as liabilities or equity and the classification of related gains, income, and/or losses in the statement of operations. The adoption of these standards did not result in any changes to the Corporation's financial statements.
     As a result of the acquisition of Perseverance, the Corporation has also adopted a series of accounting policies associated with the related operations acquired. The related significant accounting policies are disclosed in the notes to the interim financial statements.

     Financial Statement Presentation

     Section 1400, General Standards of Financial Statement Presentation, was
amended to include requirements to assess and disclose an entity's ability to continue as a going concern. Currently, the amended requirements have no impact on the Corporation's financial statements.

     New Accounting Pronouncements

     Goodwill and Intangible Assets

     In February 2008, the CICA issued Section 3064, Goodwill and Intangible
Assets which replaces Section 3062, Goodwill and Other Intangible Assets and
Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes this standard with International Financial
Reporting Standard IAS 38, Intangible Assets. The new requirements are effective for fiscal years beginning on or after October 1, 2008. The
Corporation is in the process of assessing the effect this new standard will have on its results of operations of financial position.

     Conversion to International Financial Reporting Standards

     On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) for interim and annual financial statements for fiscal years beginning on or after
January 1, 2011. The Corporation is currently assessing the impact of the conversion on the consolidated financial statements and disclosures and will develop a conversion implementation plan.

     Non-GAAP Measures

     Adjusted Net Earnings

     The Corporation has prepared a calculation of adjusted net earnings which has removed certain non-cash adjustments from its Canadian generally accepted accounting principles (Canadian GAAP) calculation of net earnings as it believes this may be a useful indicator to investors. Adjusted net earnings may not be comparable to other similarly titled measures of other companies.

     <<
     -------------------------------------------------------------------------
     (Expressed in thousands of US$, except share amounts)
     -------------------------------------------------------------------------
     Net earnings                                                  $   20,427
     Adjustments
       Unrealized gain on derivatives related to the acquisition
        of Perseverance hedge book                                     (9,836)
       Fair value adjustment on copper forward contracts, net of
        tax $10,530                                                    18,802
     -------------------------------------------------------------------------
     Adjusted net earnings                                             29,393
     -------------------------------------------------------------------------
     Diluted common shares outstanding                            255,338,997
     -------------------------------------------------------------------------
     Adjusted net earnings per diluted common share                $     0.12
     -------------------------------------------------------------------------
     >>

     Cash Cost

     The Corporation has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.
     A reconciliation of net cash costs per ounce of production to amounts reported in the statement of operations is shown in the following table.

     <<
     Q1 2008
     (Expressed in thousands
      of US$, except per ounce
      amounts)                  Kemess   Stawell(1)  Fosterville(1)  Combined
     -------------------------------------------------------------------------
     Gold production
      (ounces)                  49,583       11,508        4,782       65,873
     -------------------------------------------------------------------------
     Cost of sales           $  49,164    $   7,245    $   6,346    $  62,755
     -------------------------------------------------------------------------
     Change in inventories
      and other                  8,301       (1,075)        (658)       6,568
     Gross copper and silver
      revenue                  (52,280)           -            -      (52,280)
     -------------------------------------------------------------------------
     Total cash cost             5,185        6,170        5,688       17,040
     -------------------------------------------------------------------------
     Cash cost ($/ounce)     $     105    $     536    $   1,190    $     259
     -------------------------------------------------------------------------

     Q1 2007
     (Expressed in thousands
      of US$, except per ounce
      amounts)                  Kemess      Stawell  Fosterville     Combined
     -------------------------------------------------------------------------
     Gold production
      (ounces)                  68,110          n/a          n/a       68,110
     -------------------------------------------------------------------------
     Cost of sales           $  46,986          n/a          n/a    $  46,986
     Change in inventories
      and other                  4,361          n/a          n/a        4,361
     Gross copper and silver
      revenue                  (49,406)         n/a          n/a      (49,406)
     -------------------------------------------------------------------------
     Total cash cost             1,941          n/a          n/a        1,941
     -------------------------------------------------------------------------
     Cash cost ($/ounce)     $      28          n/a          n/a    $      28
     -------------------------------------------------------------------------
     (1) Quarterly data for the Stawell and Fosterville gold mines only include results from February 19, 2008 to March 31, 2008.

     Selected Quarterly Financial Data

     (Thousands of
      US dollars,
      except per share,
      per ounce
      and per pound         2008             2007 Quarter Ended
      amounts)            Mar 31      Dec 31     Sep 30     Jun 30     Mar 31
     -------------------------------------------------------------------------

     Revenue             $ 86,093   $ 95,999   $ 86,756   $ 80,878   $ 74,313

     Earnings (loss) for
      the period           20,427     33,309    (11,937)     8,647      9,406
     Earnings (loss) per
      share
       Basic             $   0.08   $   0.13   $  (0.05)  $   0.03   $   0.04
       Diluted           $   0.08   $   0.13   $  (0.05)  $   0.03   $   0.04
     Metal production
       Gold (ounces)       65,873     41,467     70,055     65,999     68,110
       Copper
       (thousands pounds)  14,380     16,766     18,822     14,839     17,702
     Metal Prices
       Gold (London
        Bullion Market -
        $ per ounce)          927        788        681        667        650
       Copper (LME Cash -
        $ per pound)         3.54       3.26       3.50       3.47       2.69
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (Thousands of
      US dollars,
      except per share,
      per ounce
      and per pound              2006 Quarter Ended
      amounts)             Dec 31     Sep 30     Jun 30
     ---------------------------------------------------

     Revenue             $118,239   $102,667   $105,348

     Earnings (loss) for
      the period           19,790     14,902     50,315
     Earnings (loss) per
      share
       Basic             $   0.09   $   0.07   $   0.23
       Diluted           $   0.09   $   0.07   $   0.22
     Metal production
       Gold (ounces)       81,746     74,789     76,127
       Copper
       (thousands pounds)  21,254     19,602     18,071
     Metal Prices
       Gold (London
        Bullion Market -
        $ per ounce)          614        622        627
       Copper (LME Cash -
        $ per pound)         3.21       3.48       3.27
     ---------------------------------------------------
     ---------------------------------------------------

                            (x) (x) (x) (x) (x) (x)
     >>

     Notification of Annual General Meeting

     May 2, 2008, 10:00 AM Toronto time

     TSX Broadcast Centre,
     Exchange Tower, 130 King Street West,
     Toronto, Canada

     This event will also include an overview of Northgate's 2008 first quarter financial results, which are scheduled for release after market close on May 1, 2008.

     Webcast and Conference Call

     For those unable to attend in person, a live audio webcast and presentation package will be available on Northgate's homepage at
www.northgateminerals.com. Alternatively, you may listen to this event by calling 416-644-3416 or toll free in North America at 1-800-732-9307.
     A replay of this event will be available beginning on May 2 at 12:30 pm
ET until May 16 at 11:59 pm ET.

     <<
     Replay Access No. 416-640-1917     Passcode:  212 685 85 followed by the
                                                    number sign
     Replay Access No. 877-289-8525     Passcode:  212 685 85 followed by the
                                                    number sign

                            (x) (x) (x) (x) (x) (x)
     >>

     Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in
Canada and Australia. The company is forecasting over 400,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American
Stock Exchange under the symbol NXG.

     <<
                            (x) (x) (x) (x) (x) (x)
     >>

     Forward-Looking Statements:

     This news release contains certain "forward-looking statements" and
"forward-looking information" as defined under applicable Canadian and U.S.
securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend,"
"estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals
Corporation ("Northgate") including those related to future financial and operating performance and those related to Northgate's future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation's ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities;
discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled "Risk Factors" of Northgate's
Annual Information Form (AIF) for the year ended December 31, 2007 or under the heading "Risks and Uncertainties" of Northgate's 2007 Annual Report, both of which are available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

     <<
     Interim Consolidated Balance Sheets

                                                       March 31   December 31
     Thousands of US dollars                               2008          2007
     -------------------------------------------------------------------------
                                                     (Unaudited)
     Assets
     Current Assets
     Cash and cash equivalents                      $    52,688   $   266,045
     Concentrate settlements and other receivables       37,933        17,101
     Inventories (note 5)                                52,719        35,234
     Future income tax asset                              1,147         1,194
     -------------------------------------------------------------------------
                                                        144,487       319,574
     Other assets                                        47,407        80,181
     Long-term receivables                                    -        25,117
     Deferred acquisition costs                               -         1,799
     Future income tax asset                             16,438        16,507
     Mineral property, plant and equipment              370,960       121,337
     Investments (note 6)                                65,550        70,074
     Goodwill                                            70,783             -
     -------------------------------------------------------------------------
                                                    $   715,625   $   634,589
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liabilities and Shareholders' Equity
     Current Liabilities
     Accounts payable and accrued liabilities       $    58,658   $    35,861
     Short-term loan                                     45,038        44,835
     Current portion of capital lease obligations         3,854         2,267
     Future income tax liability                          1,087           872
     -------------------------------------------------------------------------
                                                        108,637        83,835
     Capital lease obligations                              675           282
     Other long-term liabilities                         31,787        12,089
     Provision for site closure and reclamation
      obligations                                        56,802        49,120
     Future income tax liability                         13,265         2,487
     -------------------------------------------------------------------------
                                                        211,166       147,813

     Shareholders' equity
     Common shares                                      311,182       309,455
     Contributed surplus                                  4,354         3,940
     Accumulated other comprehensive loss                (7,786)       (3,282)
     Retained earnings                                  196,709       176,663
     -------------------------------------------------------------------------
                                                        504,459       486,776
     -------------------------------------------------------------------------
                                                    $   715,625   $   634,589
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these consolidated financial statements.

     Interim Consolidated Statements of Operations and Comprehensive Income

     Thousands of US dollars, except share        Three Months Ended March 31
      and per share amounts, unaudited                     2008          2007
     -------------------------------------------------------------------------
     Revenue                                        $    86,093   $    74,313
     -------------------------------------------------------------------------
     Cost of sales                                       62,755        46,986
     Administrative and general                           3,161         2,128
     Depreciation and depletion                          12,851        11,026
     Net interest income                                 (3,612)       (3,236)
     Exploration                                          6,161         3,593
     Currency translation gain                           (7,874)       (1,192)
     Accretion of site closure and reclamation costs        741           438
     Other income                                        (9,836)            -
     -------------------------------------------------------------------------
                                                         64,347        59,743
     -------------------------------------------------------------------------
     Earnings before income taxes                        21,746        14,570
     Income tax recovery (expense)
       Current                                           (1,586)       (3,313)
       Future                                               267        (1,851)
     -------------------------------------------------------------------------
                                                         (1,319)       (5,164)
     -------------------------------------------------------------------------
     Net earnings for the period                    $    20,427   $     9,406
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Other comprehensive income (loss)
       Reclassification of net realized gains on
        available for sale securities to net earnings         -          (315)
       Unrealized gain (loss) on available for
        sale securities                                  (4,498)          134
       Unrealized gain on translation of
        self-sustaining operations                           (6)            -
       Reclassification of deferred losses on gold
        forward contracts to net earnings, net of tax         -         4,306
     -------------------------------------------------------------------------
                                                         (4,504)        4,125
     -------------------------------------------------------------------------
     Comprehensive income                           $    15,923   $    13,531
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Net earnings per share
       Basic                                        $      0.08   $      0.04
       Diluted                                      $      0.08   $      0.04
     Weighted average shares outstanding
       Basic                                        254,677,588   253,962,949
       Diluted                                      255,338,997   255,541,281
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these consolidated financial statements.

     Interim Consolidated Statement of Changes in Shareholders' Equity

                                        Number of        Common
     Thousands of US dollars, except       Common        Shares   Contributed
      common shares, unaudited             Shares        Amount       Surplus
     -------------------------------------------------------------------------
     Balance at December 31, 2007     254,452,862    $  309,455    $    3,940
       Transitional adjustment on
        adoption of inventory
        standard (note 4)                       -             -             -
       Shares issued under employee
        share purchase plan                50,440           104             -
       Shares issued on exercise
        of options                        736,300         1,571          (439)
       Stock-based compensation                 -            52           853
       Net income                               -             -             -
       Other comprehensive income               -             -             -
     -------------------------------------------------------------------------
     Balance at March 31, 2008        255,239,602    $  311,182    $    4,354
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                     Accumulated
                                                           Other
     Thousands of US dollars, except     Retained  Comprehensive
      common shares, unaudited           Earnings         Income        Total
     -------------------------------------------------------------------------
     Balance at December 31, 2007      $  176,663    $   (3,282)   $  486,776
       Transitional adjustment on
        adoption of inventory
        standard (note 4)                    (381)            -          (381)
       Shares issued under employee
        share purchase plan                     -             -           104
       Shares issued on exercise
        of options                              -             -         1,132
       Stock-based compensation                 -             -           905
       Net income                          20,427             -        20,427
       Other comprehensive income               -        (4,504)       (4,504)
     -------------------------------------------------------------------------
     Balance at March 31, 2008         $  196,709    $   (7,786)   $  504,459
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                        Number of        Common
     Thousands of US dollars, except       Common        Shares   Contributed
      common shares, unaudited             Shares        Amount       Surplus
     -------------------------------------------------------------------------
     Balance at December 31, 2006     253,700,033    $  307,914    $    2,596
       Transitional adjustment on
        adoption of financial
        instruments                             -             -             -
       Shares issued under employee
        share purchase plan                32,807            79             -
       Shares issued on exercise of
        share purchase warrants                 -             -             -
       Shares issued on exercise
        of options                        413,420           519          (153)
       Stock-based compensation                 -            39           759
       Net income                               -             -             -
       Other comprehensive income               -             -             -
     -------------------------------------------------------------------------
     Balance at March 31, 2007        254,146,260    $  308,551    $    3,202
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                                                     Accumulated
                                                           Other
     Thousands of US dollars, except     Retained  Comprehensive
      common shares, unaudited           Earnings         Income        Total
     -------------------------------------------------------------------------
     Balance at December 31, 2006      $  137,238    $        -    $  447,748
       Transitional adjustment on
        adoption of financial
        instruments                             -       (18,676)      (18,676)
       Shares issued under employee
        share purchase plan                     -             -            79
       Shares issued on exercise of
        share purchase warrants                 -             -             -
       Shares issued on exercise
        of options                              -             -           366
       Stock-based compensation                 -             -           798
       Net income                           9,406             -         9,406
       Other comprehensive income               -         4,125         4,125
     -------------------------------------------------------------------------
     Balance at March 31, 2007         $  146,644    $  (14,551)   $  443,846
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these consolidated financial statements.

     Interim Consolidated Statements of Cash Flows

                                                  Three Months Ended March 31
     Thousands of US dollars, unaudited                    2008          2007
     -------------------------------------------------------------------------
     Operating activities:
       Net earnings for the period                  $    20,427   $     9,406
     Non-cash items:
       Depreciation and depletion                        12,851        11,026
       Unrealized currency translation gain              (7,369)          (35)
       Unrealized gain on derivatives                    (9,836)            -
       Accretion of site closure and reclamation
        costs                                               741           438
       Amortization of hedging losses                         -         6,537
       Amortization of deferred charges                      54            72
       Stock-based compensation                             905           798
       Future income tax expense (recovery)                (267)        1,851
       Change in fair value of forward contracts         30,920        20,099
       Gain on sale of investments                           (1)         (315)
     Changes in operating working capital and other:
       Concentrate settlements and other receivables    (17,626)      (17,199)
       Inventories                                       (5,758)       (6,202)
       Accounts payable and accrued liabilities          (7,876)        2,091
       Settlement of forward contracts                   (1,588)       (9,326)
       Reclamation costs paid                              (127)            -
     -------------------------------------------------------------------------
                                                         15,450        19,241
     -------------------------------------------------------------------------
     Investing activities:
     Release of restricted cash                          53,064             -
     Increase in restricted cash                        (30,549)            -
     Purchase of mineral property, plant
      and equipment                                      (7,097)       (2,761)
     Transaction costs paid                              (1,925)            -
     Acquisition of Perseverance, net of
      cash acquired                                    (196,590)            -
     Repayment of Perseverance hedge portfolio          (45,550)            -
     Proceeds from sale of investments                        1           315
     -------------------------------------------------------------------------
                                                       (228,646)       (2,446)
     -------------------------------------------------------------------------
     Financing activities:
     Repayment of capital lease obligation               (1,077)         (629)
     Financing from credit facility                       7,948             -
     Repayment of credit facility                        (7,746)            -
     Repayment of other long-term liabilities              (304)            -
     Issuance of common shares                            1,236           445
     -------------------------------------------------------------------------
                                                             57          (184)
     -------------------------------------------------------------------------
     Effect of exchange rate changes on cash
      and cash equivalents                                 (218)            -
     -------------------------------------------------------------------------
     Increase/(decrease) in cash and cash
      equivalents                                      (213,357)       16,611
     Cash and cash equivalents, beginning of period     266,045       262,199
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of period       $    52,688   $   278,810
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Supplementary information
     Cash paid during the period for:
       Interest                                     $       988   $        71
       Income taxes                                         334             -
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The accompanying notes form an integral part of these consolidated financial statements.

     Notes to Consolidated Financial Statements

     Three months ended March 31, 2008 and 2007

     (All dollar amounts are stated in United States dollars unless otherwise indicated. Tables are expressed in thousands of United States dollars, except share and per share amounts. Unaudited)

     Note 1  Basis of Presentation

     The accompanying unaudited interim consolidated financial statements for
     Northgate Minerals Corporation ("Northgate" or the "Corporation") have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation's consolidated financial statements and the notes thereto included in the Corporation's Annual
     Report for the year ended December 31, 2007. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

     Except as disclosed in Notes 3 and 4 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in Note 2 to the Corporation's consolidated financial statements for the year ended December 31, 2007.

     Note 2  Acquisition of Perseverance

     On February 18, 2008, the Corporation completed its acquisition of
     Perseverance Corporation Limited ("Perseverance"), an Australian gold producer with two fully permitted gold mines in the state of Victoria.
     Perseverance's major assets were the Stawell Gold Mine, approximately
     250 km west of Melbourne, and the Fosterville Gold Mine, located
     20 km east of Bendigo in central Victoria.

     The acquisition was accounted for as a business combination using the purchase method. The results of Perseverance have been included in the consolidated financial statements of the Corporation from
     February 19, 2008 inclusive. As part of the acquisition, the Corporation acquired for cash consideration all the issued and outstanding ordinary shares and warrants, convertible subordinated notes, executive options, bank debt and gold forward contracts of Perseverance. The purchase price of the acquisition was calculated as follows:

     -------------------------------------------------------------------------
     Cash consideration to acquire:
       Ordinary shares and warrants                              $    175,527
       Convertible subordinated notes                                  34,267
       Executive options                                                  722
       Bank debt                                                       29,486
     Transaction costs                                                  3,673
     -------------------------------------------------------------------------
                                                                 $    243,675
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The following table sets forth a preliminary allocation of the purchase price to the assets and liabilities acquired, based on preliminary estimates of fair value. The final valuations of major items such as mineral property, plant and equipment, intangible assets, mineral and exploration rights, asset retirement obligations and deferred income tax assets and liabilities are not yet complete due to the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment on completion of the valuation process and analysis of the resulting tax effects.

     -------------------------------------------------------------------------
     Cash and cash equivalents                                   $     14,306
     Accounts receivable                                               10,142
     Inventories                                                       10,120
     Mineral property, plant and equipment                            245,155
     Mineral and exploration rights                                    10,592
     -------------------------------------------------------------------------
                                                                 $    290,315
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Accounts payable and accrued liabilities                          30,254
     Other long-term liabilities                                        1,686
     Site closure and reclamation costs                                 8,982
     Gold forward contracts                                            65,111
     Future income tax liability                                       11,390
     Goodwill                                                          70,783
     -------------------------------------------------------------------------
                                                                 $    243,675
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Note 3  Significant Accounting Policies

     As a result of the acquisition of Perseverance, the Corporation has adopted the following accounting policies associated with the related operations acquired:

     A.  Inventories

     Inventories of unshipped gold dor are recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Work-in-process inventories (gold in circuit) are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the production process, as applicable.

     B.  Mineral Property, Plant and Equipment

     Certain underground development costs, which are incurred to enable physical access to ore underground, may be capitalized. Capitalized development costs must be linked to specific ore blocks or mine areas for which they provide physical access. Amortization is recorded using the units of production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine life are amortized using the units of production method, based on accessible proven and probable mineral reserves at the mine.

     For underground mining, any development not directly related to stope production intended for use over a period exceeding two years is considered deferred development, which is capitalized. Such activities generally include development of shafts, access ramps, main crosscuts, main level drifts, ore and waste passes and ventilation raises.

     Similarly, exploration drifts and drill holes used to establish probable reserves and resources that will not be mined before two years are also considered deferred development. Definition drilling used to establish mining reserves that will be mined in less than two years are considered an operating cost.

     Deferred development costs include all costs directly related to development, as well as a proportion of the costs related to direct supervision, supervision of mechanical and electrical services, engineering and geology, and the cost of power used by the equipment.

     C.  Revenue Recognition

     The Corporation recognizes revenue from the sale of its gold dor upon delivery, which is when the dor is picked up by the customer's agent at the mine site. At this point, the risks and rewards of ownership have passed to the buyer and the price is reasonably determinable.

     D.  Foreign Currency Translation

     The Corporation's primary currency of measurement and display is the
     United States dollar (US$). The measurement currency of Perseverance is the Australian dollar (A$).

     The financial statements of Perseverance are translated into United
     States dollars using the current rate method. Under this method, all assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect during the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income.
     In the period ending March 31, 2008, the Corporation recognized a gain of
     $6,000 in other comprehensive income from the translation of the financial statements of self-sustaining operations.

     E.  Goodwill

     When accounting for business combinations under the purchase method, the excess of the purchase price over the fair value of assets acquired and liabilities assumed at the date of acquisition is recorded as goodwill.
     Goodwill is assigned to the reporting units and is not amortized.

     The Corporation evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether events and circumstances indicate that such carrying amount is impaired. To accomplish this, the
     Corporation compares the fair value of the reporting units to which goodwill was allocated to their carrying value. If the carrying amount of a reporting unit exceeds its fair value, the Corporation would recognize an impairment in results from operations equal to the difference between the implied fair value of the reporting unit's goodwill and its carrying amount.

     Note 4  Adoption of New Accounting Standards

     On January 1, 2008, the Corporation adopted the Canadian Institute of
     Chartered Accountants ("CICA") Handbook Sections 1535, Capital
     Disclosures; Section 3031, Inventories; Section 3862, Financial
     Instruments - Disclosures; Section 3863, Financial Instruments -
     Presentation; and Section 1400, Financial Statement Presentation. In
     accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

     Capital Disclosures

     Section 1535 establishes standards for disclosing information about the
     Corporation's capital and how it is managed. The required disclosures with respects to capital management have been included in Note 7 to these interim financial statements.

     Inventories

     Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition, in certain circumstances, write-downs of inventory previously recognized may be reversed. This section has been applied retroactively without restatement of prior year comparative amounts. Upon adoption of this standard, an adjustment to supplies inventory of $1,032,000 was recognized to reclassify items not meeting the definition of inventory, including significant long-term capital and insurance spares, to property, plant and equipment. A related decrease to opening retained earnings of
     $381,000 was recognized to adjust for accumulated depreciation on the spares.

     Further upon adoption of this standard, the Corporation changed its valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. This change in valuation had no impact on the Corporation's financial statements.

     Financial Instruments - Disclosures and Presentation

     Section 3862, Financial Instruments - Disclosures expands on the types and nature of disclosures required with respects to an entity's use and exposure from financial instruments. Adoption of this standard resulted in more detailed disclosures in the notes to financial statements. These disclosures are included in Note 9.

     Section 3863, Financial Instruments - Presentation establishes the standards for the classification of financial instruments as liabilities or equity and the classification of related gains, income, and/or losses in the statement of operations. The adoption of these standards did not result in any changes to the Corporation's financial statements.

     Financial Statement Presentation

     Section 1400, General Standards of Financial Statement Presentation was
     amended to include requirements to asses and disclose an entity's ability to continue as a going concern. Currently, the amended requirements have no impact on the Corporation's financial statements.

     Note 5  Inventories and Cost of Sales

                                                       March 31   December 31
                                                           2008          2007
     -------------------------------------------------------------------------
     Concentrate and unshipped gold dor           $     17,880  $     10,501
     Gold in circuit                                      1,461             -
     Stockpiled ore                                      15,243        11,871
     Supplies                                            18,135        12,862
     -------------------------------------------------------------------------
                                                   $     52,719  $     35,234
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The cost of sales balance on the statement of operations is comprised of the following items:

                                                        Q1 2008       Q1 2007
     -------------------------------------------------------------------------
     Change in inventory                           $     (6,569) $     (4,368)
     Mining and milling costs                            47,898        30,039
     Marketing and other costs                           21,426        21,315
     -------------------------------------------------------------------------
                                                   $     62,755  $     46,986
     -------------------------------------------------------------------------

     The change in inventory balance does not include depreciation and depletion of $1,441,000 (2007 - $2,422,000), which was included in inventory. Depreciation and depletion is included in depreciation expense in the statement of operations when the related inventory is sold.

     Note 6  Investments

     The Corporation maintains a portion of its investments in auction rate securities ("ARS"), which are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. All ARS were rated AAA when purchased, pursuant to the Corporation's investment policy. Beginning in
     August 2007, a number of auctions began to fail and the Corporation is holding ARS with a par value of $72,600,000, which currently lack liquidity. The Corporation's ARS investments were originally structured and marketed by a major US investment bank.

     The estimated fair value of the Corporation's ARS holdings at March 31,
     2008 was $64,397,000, which reflects a $5,000,000 adjustment to the
     December 31, 2007 estimated fair value of $69,397,000. This adjustment was recorded into other comprehensive income as the Corporation believes this decline in value to be temporary. All of the ARS investments have continued to make regular interest payments. Further, approximately 57%
     of the ARS investments are insured by bond insurer institutions (monoline insurers).

     In estimating the fair value of ARS, the Corporation considered various variables, including trading levels of comparable securities markets, the
     Corporation's rank within the capital structure of the individual ARS issuers, the credit circumstances of financial guarantors, and the investments and reserves held by the issuers.

     Rating agencies such as S&P, Moody's and Fitch continue to monitor the credit rating of monoline insurers. During the quarter, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions. All of the Corporation's uninsured ARS continue to be rated
     AAA and Aaa, as applicable.

     The Corporation has no investments in asset backed commercial paper, mortgage backed securities or collateralized debt obligations.

     If uncertainties in the credit and capital markets persist or the credit ratings of its ARS holdings are downgraded further, the Corporation may incur impairments, which may be judged to be other than temporary and result in the recognition of an impairment loss in net earnings.

     Note 7  Capital Management

     The Corporation's objective when managing capital is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development and growth.

     The Corporation sets the amount of capital in proportion to risk by managing the capital structure and making adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares or seek debt financing.

     Other long-term liabilities include mark-to-market losses on copper forward contracts. The Corporation is required to maintain a margin account which may require further deposits based on copper prices. The
     Corporation's short-term loan is from the same US investment bank which structured and marketed the Corporation's ARS investments. The loan is secured by the ARS investments. The Corporation's closure plans require the company to post closure bonds and deposits from time to time. Costs of reclamation are accrued for as an asset retirement obligation and deposits are recorded in other assets.

     Neither the Corporation nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios. There were no changes to the Corporation's approach to capital management during the three months ended March 31, 2008.

     Note 8  Stock Based Compensation

     During the three months ended March 31, 2008, the Corporation granted a total of 1,480,000 (2007 - 1,425,000) options to employees, with a term of seven years. 1,460,000 of these options are exercisable at
     Cdn$2.97 per share and 20,000 are exercisable at Cdn$3.19 per share. Of the options granted, 274,800 vested immediately, 1,099,200 vest in equal amounts on the anniversary date of the grant over the next four years and
     106,000 vest over five years. The fair value of the options granted for the three months ended March 31, 2008 was $2,087,000 (2007 - $2,500,000).
     During the three months ended March 31, 2008, $853,000 (2007 - $759,000)
     of stock-based compensation was recognized related to outstanding stock options.

     During the three months ended March 31, 2008, a total of 27,000 options were cancelled and 736,300 options were exercised.

     At March 31, 2008, there were 5,913,300 options outstanding, of which
     3,164,400 were exercisable.

     The fair value of the share options granted during the three months ended
     March 31, 2008 and 2007 was estimated using the Black-Scholes pricing model with the following assumptions:

                                                    For Options   For Options
                                                     Granted in    Granted in
                                                        Q1 2008       Q1 2007
     -------------------------------------------------------------------------
     Risk-free interest rate                              3.74%         3.94%
     Annual dividends                                         -             -
     Expected stock price volatility                      49.5%         53.4%
     Expected option life                             5.0 years     5.0 years
     Per share fair value of options granted
      (Cdn$)                                              $1.42         $2.05
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Note 9  Financial Instruments

     Financial Risk Management

     The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

     Credit Risk

     Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. It arises principally from the Corporation's receivables and investment securities. It may also arise on the
     Corporation's copper forward contracts.

     In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

     Gold dor produced in Australia is sold exclusively to AGR Matthey, a reputable counterparty. The Corporation believes there are other buyers in the marketplace that would buy the production under approximately the same financial terms.

     Concentrate produced at Kemess is sold under a long-term contract to
     Xstrata Canada Corporation ("Xstrata"), a wholly owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess gold/copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that
     Xstrata was unable to purchase the Kemess concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

     The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty fails to meet its contractual obligation. The Corporation manages this risk by contracting only with a reputable counterparty and monitoring the party's financial condition. At March 31, 2008 there is no credit risk as the Corporation's forward contracts have an unrealized loss, which the Corporation has recognized a liability.

     The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as
     S&P and Moody's. Management continuously monitors the fair value of its investments, including ARS (refer to note 6) to determine potential credit exposures. Short-term excess cash is invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers' acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents.

     Any credit risk exposure on cash balances is considered negligible as the
     Corporation places deposits only with major established banks in the countries in which it carries on operations.

     The carrying amount of financial assets represents the maximum credit exposure. As at March 31, 2008, the Corporation's gross credit exposure is as follows:

                                                                      Q1 2008
     -------------------------------------------------------------------------
     Cash and cash equivalents                                   $     52,688
     Concentrate settlements and other receivables                     37,933
     Other assets (restricted cash)                                    47,407
     Auction rate securities                                           64,397
     -------------------------------------------------------------------------
                                                                 $    202,425
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Liquidity Risk

     Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation's reputation.

     The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

     Significant cash commitments are as follows:

                                   1 Year   2-3 Years   4-5 Years       Total
     -------------------------------------------------------------------------
     Accounts payable and
      accrued liabilities      $   58,658  $        -  $        -  $   58,658
     Capital lease
      obligations
      (including interest
      component)                    4,012         807           -       4,819
     Operating leases                 648         648           -       1,296
     Copper forward
      contracts (1)                 3,669      33,674           -      37,343
     Short-term loan (2)           45,038           -           -      45,308
     Asset retirement
      obligation (3)                7,530      33,675      19,722      60,927
     Closure bonding
      requirement                   1,102         810           -       1,912
     -------------------------------------------------------------------------

     (1) The copper forward contracts are undiscounted. The payments assume forward rates at March 31, 2008 and that these rates will remain consistent over the life of the contracts.

     (2) The loan matures June 6, 2008 and is collateralized by the
         Corporation's ARS investments. The loan excludes interest to maturity as all interest received on collateral backing the loan will be automatically applied to the interest and principal.

     (3) The asset retirement obligations are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$17,409,000 in security bonds included in other assets.
         The Stawell and Fosterville portion is backed by A$10,247,000 in security bonds also included in other assets.

     Market Risk

     Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates, will affect the
     Corporation's income or the value of its holdings of financial instruments. The Corporation manages this risk such that it controls this exposure within acceptable parameters while optimizing the return on risk.

     Commodity Price Risk - The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel and electricity. The Board of Directors has established a Hedging Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

     The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

     The Corporation monitors the price of commodities continuously and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

     The Corporation has entered into forward sales contracts with a major financial institution to fix the price for delivered copper for which final settlement has not occurred, and in certain cases, for future production. A total volume of 19,225 metric tonnes of copper were sold forward using LME contracts as at March 31, 2008. This includes
     3,025 metric tonnes that mature in April 2008 at a forward price of
     $3.30 per pound and 16,200 metric tonnes that mature from November 2009 through October 2010 at an average forward price of $2.52 per pound. The
     Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average Cash LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Xstrata under a multi-year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis. The fair value of these contracts at March 31, 2008 was a liability of
     $34,296,000 of which $3,655,000 is included in accrued liabilities and
     $30,641,000 is included in other long-term liabilities. At December 31,
     2007, the fair value was a net liability of $4,965,000 of which a receivable of $7,124,000 was included in concentrate settlements and other receivables and a liability of $12,089,000 was included in other long-term liabilities.

     A change of $ 0.05 per pound in the forward price of copper would have increased or decreased the fair value of these contracts and consequently net income before taxes by $332,000 for the three months ended
     March 31, 2008.

     All of the Corporation's future gold production is unhedged and is fully exposed to future price movements.

     Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of
     $0.05 per pound in the price of copper would have increased or decreased the related receivables and net income before taxes by $1,010,000 for the three months ended March 31, 2008. A $10 per ounce change in the price of gold would have increased or decreased the related receivables and net income before taxes by $289,000 for the three months ended
     March 31, 2008.

     Currency Risk - The Corporation is exposed to currency risk on its financial assets and liabilities denominated in other than United States dollars or, in the case of its Australian operations, other than the
     Australian dollar. The Corporation incurs a significant amount of its operating costs in Canadian dollars.

     A 10% change of the US dollar against the Canadian dollar would have increased or decreased net income before taxes by $311,000 for the three months ended March 31, 2008. This analysis assumes that all other variables, in particular interest rates, remain constant.

     Interest Rate Risk - The Corporation is exposed to interest rate risk on its short-term loan and its capital leases. The short-term loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at a fixed rate.

     A change of 50 basis points in the LIBOR rate would have increased or decreased net income before taxes by $54,000 for the three months ending
     March 31, 2008. This assumes all other variables, in particular foreign currency rates, remain constant.

     Fair Values

     The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying values of capital lease obligations and the short-term credit facility approximate fair values as they bear interest based on market rates of interest.

     The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income. The fair value of ARS investments is determined based on third party valuation and other observable variables, which are discussed in Note 6.

     Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the contracts is discounted to the balance sheet date using the 12 month
     LIBOR rate at that date, plus a spread representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of Northgate is added to LIBOR for the discounting of the fair value of the contracts. The change in fair value of the forward contracts recognized in the results from operations was $30,920,000 for the three months ended March 31, 2008, which includes amounts settled during the period.

     Note 10  Segmented Information

     In prior years, the Corporation considered itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing in Canada. In the current period, the Corporation has identified separate segments for financial reporting.

     The Corporation's primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in both Canada and Australia as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the senior management level.

     The operating segment results for the three months ending March 31, 2008 are as follows:

                                                Foster-
                           Kemess    Stawell      ville  Corporate      Total
     -------------------------------------------------------------------------
     Revenues           $ 104,016  $  11,739  $   4,398  $ (34,060) $  86,093
     Depreciation           7,745      3,387      1,667         52     12,851
     Exploration              219        412        175      5,355      6,161
     Net interest
      revenue                 200         44         26      3,342      3,612
     Earnings (loss)
      from operations,
      before tax           47,039        683     (3,781)   (22,195)    21,746
     -------------------------------------------------------------------------
     Capital
      Expenditures          1,789      2,622      2,596         90      7,097
     Goodwill (1)               -          -          -     70,783     70,783
     Total Assets         194,532    145,681    145,857    229,555    715,625
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     (1) In finalizing the purchase price allocation for the acquisition of
         Perseverance, the goodwill will be allocated to the reporting units to which it relates. This process is still in progress and will be updated in future periods.

     Metal sales and mineral property, plant and equipment per geographical region for the three months ending March 31, 2008, are as follows:

                                                           Mineral property,
                                                         plant and equipment,
                                     Metal Sales             and goodwill

                                                                      Dec. 31,
                                  Q1 2008     Q1 2007     Q1 2008        2007
     -------------------------------------------------------------------------
     Canada                    $   69,956  $   74,313  $  185,969  $  121,337
     Australia                     16,137           -     255,774           -
     -------------------------------------------------------------------------
                               $   86,093  $   74,313  $  441,743  $  121,337
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Metal sales are disclosed net of the effect of hedging.

     The Corporation has a multi-year agreement with Xstrata for the shipment and sale of Kemess gold-copper concentrate. The Corporation has a similar arrangement with AGR Matthey for gold dor bars produced at the
     Fosterville and Stawell mines.

     Note 11  New Accounting Pronouncements

     Goodwill and Intangible Assets

     In February 2008, the CICA issued Section 3064, Goodwill and Intangible
     Assets which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes this standard with
     International Financial Reporting Standard IAS 38, Intangible Assets. The
     new requirements are effective for fiscal years beginning on or after
     October 1, 2008. The Corporation is in the process of assessing the effect this new standard will have on its results of operations of financial position.

     Conversion to International Financial Reporting Standards

     On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting
     Standards (IFRS) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Corporation is currently assessing the impact of the conversion on the consolidated financial statements and disclosures and will develop a conversion implementation plan.
     >>
     %CIK: 0000072931

     /For further information: Ms. Keren R. Yun, Director, Investor Relations,
Tel: (416) 216-2781, Email: ngx(at)northgateminerals.com, Website:
www.northgateminerals.com/
     (NGX. NXG)

CO:  Northgate Minerals Corporation

CNW 02:12e 02-MAY-08